

October 6, 2021

Amanda M. Brock
President and Chief Executive Officer
Aris Water Solutions, Inc.
9811 Katy Freeway, Suite 700
Houston, Texas 77024

> **Re: Aris Water Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 23, 2021**
> **File No. 333-259740**

Dear Ms. Brock:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Dividend Policy, page 61

1. We note that you have added disclosure to indicate that you intend to pay dividends and distributions to the Class A Common Stock holders and Solaris LLC Unit holders amounting to $5 million on a quarterly basis. However, we also note that annualized dividends of $20 million would have exceeded your free cash flow for the historical periods presented. Please expand your disclosures under this heading to include the following additional information:

   • The number of Class A common shares and Solaris LLC units that will participate in the dividends and distributions and the corresponding per share or per unit amounts on both a quarterly and annualized basis.

- Pro forma cash available for dividend and distribution payments based on the most recently completed fiscal year and the most recently completed trailing twelve-month period, utilizing the pro forma information on pages F-4 and F-5, adjusted as necessary for non-cash activity, actual expenditures for interest and property, actual borrowings and incremental borrowing that would have been necessary to fund the payments.

- Your estimated cash available for dividend and distribution payments for the twelve months commencing with the quarter that would fund your initial payments, utilizing a similar manner of presentation with regard to the level of detail and the nature of adjustments, also quantifying the underlying key assumptions, including volumes and prices corresponding to the various operating metrics presented on page 69, and adhering to Item 10(b) of Regulation S-K.

Please include incremental disclosures as necessary to clarify the rationale for all adjustments and to describe the basis for assumptions underlying your prospective financial information. Additionally, provide disclosures that address any increased costs of being public, and changes in the amounts of interest expense and capital expenditures.

If you were unable to pay dividends and distributions at the intended level based on your historical amounts, please clearly disclose why you believe that you will be able to pay them going forward. Please also clarify whether any debt covenants, such as those discussed on pages 19 and 20, would have precluded the payment of dividends and distributions during the historical periods or would be problematic in the future based on your prospective information.

2. Please expand your disclosures under this heading and/or Risk Factors on page 28 as appropriate to address the risks associated with your dividend and distribution policy, including disclosures that address the following points:

   - The consequence of limiting or curtailing future capital expenditures if funds are utilized to pay dividends and distributions;
   - The uncertainty of whether you will be able to borrow or refinance debt at favorable terms;
   - The prospect of having limited or diminished provisions for unexpected cash needs;
   - Any subordination between units and shares if available cash is inadequate to fund dividends and distributions.

3. Please expand your disclosures under Liquidity and Capital Resources on page 74 to discuss your dividend and distribution plans, to explain how you expect to fund such payments in the coming fiscal year, and to discuss any salient assumptions regarding the prospect of having sufficient available cash, as may include borrowing, change in interest expense, and any implications of debt covenants that may limit your ability to pay dividends and distributions.

Exhibits

4. We note your disclosure on page 125 that your choice of forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please ensure that the provision in your amended and restated certificate of incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or John Cannarella, Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Hillary H. Holmes, Esq.